UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.      )*

Criteo S.A.
(Name of Issuer)

Ordinary Shares, €0.025 nominal value per share
(Title of Class of Securities)

226718104
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[   ]     Rule 13d-1(c)
[X]     Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226718104	13G	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS FCPR Elaia Ventures
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,247,722 (A)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,247,722 (A)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,247,722
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5%
12	TYPE OF REPORTING PERSON

PN (B)

CUSIP No. 226718104	13G	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS FCPI 123 Multinova Europe Compartiment Dynamique
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 611,622 (A)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 611,622 (A)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 611,622
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.1%
12	TYPE OF REPORTING PERSON

PN (C)

CUSIP No. 226718104	13G	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS FCPI 123 Multinova Europe Compartiment Equilibre
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 344,050 (A)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 344,050 (A)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,050
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.6%
12	TYPE OF REPORTING PERSON

PN (C)

CUSIP No. 226718104	13G	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS FCPI 123 Multinova IV Compartiment Dynamique
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 780,280 (A)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 780,280 (A)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,280
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.4%
12	TYPE OF REPORTING PERSON

PN (C)

CUSIP No. 226718104	13G	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS FCPI 123 Multinova IV Compartiment Equilibre
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 387,554 (A)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 387,554 (A)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 387,554
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.7%
12	TYPE OF REPORTING PERSON

PN (C)

CUSIP No. 226718104	13G	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS Elaia Partners S.A.S.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,371,228 (A)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,371,228 (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,371,228
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.3%
12	TYPE OF REPORTING PERSON

CO

CUSIP No. 226718104	13G	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS 123 Venture S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,096,506 (A)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,096,506 (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,096,506
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.3%
12	TYPE OF REPORTING PERSON

CO

CUSIP No. 226718104	13G	Page 9 of 15 Pages

Item 1.	(a)	Name of Issuer:

Criteo S.A.

	(b)	Address of Issuer's Principal Executive Offices:

32 Rue Blanche 75009 Paris, France

Item 2.	(a)	Name of Persons Filing:

(i) FCPR Elaia Ventures
(ii) FCPI 123 Multinova Europe Compartiment Dynamique
(iii) FCPI 123 Multinova Europe Compartiment Equilibre
(iv) FCPI 123 Multinova IV Compartiment Dynamique
(v) FCPI 123 Multinova IV Compartiment Equilibre
(vi) Elaia Partners S.A.S.
(vii) 123 Venture S.A.

(b)	Address of Principal Business Office:

(i) 54, rue de Ponthieu - 75008 Paris - FRANCE
(ii) 94, rue de la Victoire - 75009 Paris - FRANCE
(iii) 94, rue de la Victoire - 75009 Paris - FRANCE
(iv) 94, rue de la Victoire - 75009 Paris - FRANCE
(v) 94, rue de la Victoire - 75009 Paris - FRANCE
(vi) 54, rue de Ponthieu - 75008 Paris - FRANCE
(vii) 94, rue de la Victoire - 75009 Paris - FRANCE

(c)	Citizenship:

(i) France
(ii) France
(iii) France
(iv) France
(v) France
(vi) France
(vii) France

(d)	Title of Class of Securities:

Ordinary shares, €0.025 nominal value per share

(e)	CUSIP Number:

226718104

CUSIP No. 226718104	13G	Page 10 of 15 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Act.
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
	(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j)	[ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1) (ii)(J).
(k)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 226718104	13G	Page 11 of 15 Pages

Item 4.	Ownership.

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. Ownership is stated as of December 31, 2013 and the ownership percentages are based on 56,510,605 ordinary shares outstanding as of September 3, 2013, after giving effect to the conversion of preferred shares into ordinary shares and adding the number of shares issued in the Issuer’s public offering, as set forth on the Issuer’s prospectus filed under Rule 424(b)(4) with the SEC on October 30, 2013.

(A) FCPR Elaia Ventures (“Elaia Ventures”) is the record owner of 4,247,722 ordinary shares. FCPI 123 Multinova Europe Compartiment Dynamique is the record owner of 611,622 ordinary shares, FCPI 123 Multinova Europe Compartiment Equilibre is the record owner of 344,050 ordinary shares, FCPI 123 Multinova IV Compartiment Dynamique is the record owner of 780,280 ordinary shares and FCPI 123 Multinova IV Compartiment Equilibre (collectively, the “123 Funds” and together with Elaia Ventures, the “Funds”) is the record owner of 387,554 ordinary shares.

As the general partner of Elaia Ventures, Elaia Partners may be deemed to have shared dispositive power and shared voting power over all of the shares owned by Elaia Ventures.

As the general partner of each of the 123 Funds, 123 Venture S.A. may be deemed to have shared dispositive power and shared voting power over all of the shares owned by the 123 Funds.

123 Venture S.A., has granted management authority over the voting and disposition of the shares to Elaia Partners. As a result, Elaia Partners may also be deemed to have shared dispositive power and shared voting power over all of the shares owned by the 123 Funds.

Marie Ekeland, Philippe Gire and Xavier Lazarus are the partners of Elaia Partners and as such, may be deemed to have shared voting, investment and dispositive power with respect to the shares held by the Funds, for U.S. securities laws purposes. However, none of Ms. Ekeland, Mr. Gire or Mr. Lazarus have individual voting control over Elaia Partners. Investment discretion and voting power reside in the investment committee of Elaia Partners and none of Ms. Ekeland, Mr. Gire or Mr. Lazarus are able to exercise control over decisions made by the investment committee and, as a result, such persons are not able to control voting, investment or disposition decisions concerning the ordinary shares of Criteo held by the Funds. Each of Ms. Ekeland, Mr. Gire and Mr. Lazarus disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein.

(B) The reporting person is a fund specialized in venture capital (Fonds Commun de Placements à Risques) without legal personality under French law, which closely resembles a partnership.

(C) The reporting person is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality under French law, which closely resembles a partnership.

CUSIP No. 226718104	13G	Page 12 of 15 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiaries Which Acquired the
Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification:

    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 226718104	13G	Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2014

FCPR ELAIA VENTURES

By: Elaia Partners, its general partner, represented by:

By:	/s/ Marie Ekeland
Name: Marie Ekeland
Title: Authorized Signatory

FCPI 123 MULTINOVA EUROPE COMPARTIMENT DYNAMIQUE
FCPI 123 MULTINOVA EUROPE COMPARTIMENT EQUILIBRE
FCPI 123 MULTINOVA IV COMPARTIMENT DYNAMIQUE
FCPI 123 MULTINOVA IV COMPARTIMENT EQUILIBRE

By: 123 Ventura S.A., its general partner, represented by Elaia Partners, with delegated management, represented by:

By:	/s/ Marie Ekeland
Name: Marie Ekeland
Title: Authorized Signatory

ELAIA PARTNERS S.A.S.

By:	/s/ Marie Ekeland
Name: Marie Ekeland
Title: Authorized Signatory

123 VENTURE S.A.

By:	/s/ Olivier Goy
Name: Olivier Goy
Title: Chief Executive Officer

CUSIP No. 226718104	13G	Page 14 of 15 Pages

Exhibit 1

AGREEMENT

    Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Act, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock and the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Date: February 12, 2014

FCPR ELAIA VENTURES

By: Elaia Partners, its general partner, represented by:

By:	/s/ Marie Ekeland
Name: Marie Ekeland
Title: Authorized Signatory

FCPI 123 MULTINOVA EUROPE COMPARTIMENT DYNAMIQUE
FCPI 123 MULTINOVA EUROPE COMPARTIMENT EQUILIBRE
FCPI 123 MULTINOVA IV COMPARTIMENT DYNAMIQUE
FCPI 123 MULTINOVA IV COMPARTIMENT EQUILIBRE

By: 123 Ventura S.A., its general partner, represented by Elaia Partners, with delegated management, represented by:

By:	/s/ Marie Ekeland
Name: Marie Ekeland
Title: Authorized Signatory

ELAIA PARTNERS S.A.S.

By:	/s/ Marie Ekeland
Name: Marie Ekeland
Title: Authorized Signatory

123 VENTURE S.A.

By:	/s/ Olivier Goy
Name: Olivier Goy
Title: Chief Executive Officer

CUSIP No. 226718104	13G	Page 15 of 15 Pages

Exhibit 2

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THIS GROUP

FCPR Elaia Ventures (“Elaia Ventures”), FCPI 123 Multinova Europe Compartiment Dynamique, FCPI 123 Multinova Europe Compartiment Equilibre, FCPI 123 Multinova IV Compartiment Dynamique, FCPI 123 Multinova IV Compartiment Equilibre (collectively, the “123 Funds” and together with Elaia Ventures, the “Funds”), Elaia Partners and 123 Venture SA are filing this statement on Schedule 13G as a group.

Elaia Ventures is a fund specialized in venture capital (Fonds Commun de Placements à Risques) without legal personality, which closely resembles the notion of a partnership. Its general partner is Elaia Partners.

Each of the 123 Funds is a fund specialized in venture capital (Fonds Commun de Placements dans l’Innovation) without legal personality, which closely resembles the notion of a partnership. The general partner of each of the 123 Funds is 123 Venture SA.

123 Venture S.A., has granted management authority over the voting and disposition of the shares to Elaia Partners. As a result, Elaia Partners may also be deemed to have shared dispositive power and shares voting power over all of the shares owned by the 123 Funds.